Exhibit 99.1
Encana Corporation
Interim Consolidated Financial Statements
(unaudited)
For the period ended June 30, 2010
(U.S. Dollars)

Second quarter report
for the period ended June 30, 2010
Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2010	2009	2010	2009

Revenues, Net of Royalties	(Note 3)	$1,469	$2,449	$5,014	$6,131

Expenses	(Note 3)
Production and mineral taxes		52	32	121	93
Transportation and selling		214	321	425	614
Operating		246	400	506	835
Purchased product		160	338	371	798
Depreciation, depletion and amortization		814	934	1,614	1,866
Administrative		107	114	189	193
Interest, net	(Note 6)	131	83	261	141
Accretion of asset retirement obligation	(Note 10)	11	18	23	35
Foreign exchange (gain) loss, net	(Note 7)	266	(61)	122	(3)
(Gain) loss on divestitures		1	3	—	2

		2,002	2,182	3,632	4,574

Net Earnings (Loss) Before Income Tax		(533)	267	1,382	1,557
Income tax expense (recovery)	(Note 8)	(28)	56	410	355

Net Earnings (Loss) From Continuing Operations		(505)	211	972	1,202
Net Earnings (Loss) From Discontinued Operations	(Note 4)	—	28	—	(1)

Net Earnings (Loss)		$(505)	$239	$972	$1,201

Net Earnings (Loss) From Continuing Operations per Common Share	(Note 12)
Basic		$(0.68)	$0.28	$1.31	$1.60
Diluted		$(0.68)	$0.28	$1.31	$1.60

Net Earnings (Loss) per Common Share	(Note 12)
Basic		$(0.68)	$0.32	$1.31	$1.60
Diluted		$(0.68)	$0.32	$1.31	$1.60
Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ millions)	2010	2009	2010	2009

Net Earnings (Loss)	$(505)	$239	$972	$1,201
Other Comprehensive Income (Loss), Net of Tax
Foreign Currency Translation Adjustment	(177)	916	(18)	645

Comprehensive Income (Loss)	$(682)	$1,155	$954	$1,846

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Consolidated Balance Sheet (unaudited)

		As at	As at
		June 30,	December 31,
($ millions)		2010	2009

Assets
Current Assets
Cash and cash equivalents		$1,481	$4,275
Accounts receivable and accrued revenues		1,157	1,180
Risk management	(Note 14)	725	328
Income tax receivable		318	—
Inventories		3	12

		3,684	5,795
Property, Plant and Equipment, net	(Note 3)	26,510	26,173
Investments and Other Assets		376	164
Risk Management	(Note 14)	469	32
Goodwill		1,648	1,663

	(Note 3)	$32,687	$33,827

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,001	$2,143
Income tax payable		—	1,776
Risk management	(Note 14)	96	126
Current portion of long-term debt	(Note 9)	200	200

		2,297	4,245
Long-Term Debt	(Note 9)	7,553	7,568
Other Liabilities	(Note 3)	1,400	1,185
Risk Management	(Note 14)	16	42
Asset Retirement Obligation	(Note 10)	768	787
Future Income Taxes		3,873	3,386

		15,907	17,213

Shareholders’ Equity
Share capital	(Note 12)	2,319	2,360
Paid in surplus	(Note 12)	—	6
Retained earnings		13,724	13,493
Accumulated other comprehensive income		737	755

Total Shareholders’ Equity		16,780	16,614

		$32,687	$33,827

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Consolidated Statement of Shareholders’ Equity (unaudited)

		Six Months Ended
		June 30,
($ millions)		2010	2009

Share Capital
Balance, Beginning of Year		$2,360	$4,557
Common Shares Issued under Option Plans	(Note 12)	5	2
Common Shares Issued from PSU Trust	(Note 12)	—	19
Stock-Based Compensation	(Note 12)	2	1
Common Shares Purchased	(Note 12)	(48)	—

Balance, End of Period		$2,319	$4,579

Paid in Surplus
Balance, Beginning of Year		$6	$—
Common Shares Issued from PSU Trust		—	6
Common Shares Purchased	(Note 12)	(6)	—

Balance, End of Period		$—	$6

Retained Earnings
Balance, Beginning of Year		$13,493	$17,584
Net Earnings		972	1,201
Dividends on Common Shares		(296)	(601)
Charges for Normal Course Issuer Bid	(Note 12)	(445)	—

Balance, End of Period		$13,724	$18,184

Accumulated Other Comprehensive Income
Balance, Beginning of Year		$755	$833
Foreign Currency Translation Adjustment		(18)	645

Balance, End of Period		$737	$1,478

Total Shareholders’ Equity		$16,780	$24,247

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2010	2009	2010	2009

Operating Activities
Net earnings (loss) from continuing operations		$(505)	$211	$972	$1,202
Depreciation, depletion and amortization		814	934	1,614	1,866
Future income taxes	(Note 8)	76	(272)	502	(212)
Unrealized (gain) loss on risk management	(Note 14)	511	1,118	(852)	1,007
Unrealized foreign exchange (gain) loss		242	(69)	73	(49)
Accretion of asset retirement obligation	(Note 10)	11	18	23	35
(Gain) loss on divestitures		1	3	—	2
Other		67	94	58	131
Cash flow from discontinued operations		—	116	—	115
Net change in other assets and liabilities		(38)	11	(69)	26
Net change in non-cash working capital from continuing operations		(286)	(383)	(2,200)	(835)
Net change in non-cash working capital from discontinued operations		—	180	—	464

Cash From (Used in) Operating Activities		893	1,961	121	3,752

Investing Activities
Capital expenditures	(Note 3)	(1,223)	(913)	(2,271)	(2,437)
Proceeds from divestitures	(Note 5)	208	20	354	53
Corporate acquisition		—	(24)	—	(24)
Net change in investments and other		(94)	79	(217)	155
Net change in non-cash working capital from continuing operations		36	(181)	21	(267)
Discontinued operations		—	(298)	—	(581)

Cash From (Used in) Investing Activities		(1,073)	(1,317)	(2,113)	(3,101)

Financing Activities
Net issuance (repayment) of revolving long-term debt		—	(1,170)	—	(665)
Issuance of long-term debt		—	496	—	496
Issuance of common shares	(Note 12)	1	19	5	21
Purchase of common shares	(Note 12)	(179)	—	(499)	—
Dividends on common shares		(147)	(301)	(296)	(601)

Cash From (Used in) Financing Activities		(325)	(956)	(790)	(749)

Foreign Exchange Gain (Loss) on Cash and Cash
Equivalents Held in Foreign Currency		(8)	9	(12)	5

Increase (Decrease) in Cash and Cash Equivalents		(513)	(303)	(2,794)	(93)
Cash and Cash Equivalents, Beginning of Period		1,994	564	4,275	354

Cash and Cash Equivalents, End of Period		$1,481	$261	$1,481	$261

Cash (Bank Overdraft), End of Period		$(26)	$(5)	$(26)	$(5)
Cash Equivalents, End of Period		1,507	266	1,507	266

Cash and Cash Equivalents, End of Period		$1,481	$261	$1,481	$261

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. Basis of Presentation
The interim Consolidated Financial Statements include the accounts of Encana Corporation and its subsidiaries (“Encana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Encana’s operations are in the business of the exploration for, the development of, and the production and marketing of natural gas and crude oil and natural gas liquids (“NGLs”).
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2009, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies — Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company.
Encana’s 2009 comparative results in the Consolidated Statement of Earnings and Consolidated Statement of Cash Flows include Cenovus’s upstream operations prior to the November 30, 2009 Split Transaction in continuing operations, while the U.S. Downstream Refining results are reported as discontinued operations.
2. Changes in Accounting Policies and Practices
On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations entered into after January 1, 2010.

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Encana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”). Encana will be required to report its results in accordance with IFRS beginning in 2011. The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on Encana’s financial results of operations, financial position and disclosures.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information
The Company’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.

•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
In conjunction with the Split Transaction, the assets formerly included in Encana’s Canadian Plains Division and Integrated Oil Division were transferred to Cenovus. As a result, the former Canadian Foothills Division is reported as the Canadian Division and the Canadian Plains Division and Integrated Oil — Canada are now presented as Canada — Other. Prior periods have been restated to reflect this presentation.
Encana has a decentralized decision-making and reporting structure. Accordingly, the Company reports its divisional results as follows:
•
Canadian Division, formerly the Canadian Foothills Division, which includes natural gas development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge on the Alberta and British Columbia border, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta.

•
USA Division, which includes the natural gas development and production assets located in the U.S. Five key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

•	Canada — Other includes the combined results from the former Canadian Plains Division and Integrated Oil — Canada.
Operations that have been discontinued are disclosed in Note 4.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the three months ended June 30)
Segment and Geographic Information

	Canada		USA		Market Optimization
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$724	$2,070	$1,078	$1,126	$170	$366
Expenses
Production and mineral taxes	4	17	48	15	—	—
Transportation and selling	48	196	166	125	—	—
Operating	129	291	121	99	5	7
Purchased product	—	(18)	—	—	160	356

	543	1,584	743	887	5	3
Depreciation, depletion and amortization	313	523	482	379	3	4

Segment Income (Loss)	$230	$1,061	$261	$508	$2	$(1)

	Corporate & Other		Consolidated
	2010	2009	2010	2009

Revenues, Net of Royalties	$(503)	$(1,113)	$1,469	$2,449
Expenses
Production and mineral taxes	—	—	52	32
Transportation and selling	—	—	214	321
Operating	(9)	3	246	400
Purchased product	—	—	160	338

	(494)	(1,116)	797	1,358
Depreciation, depletion and amortization	16	28	814	934

Segment Income (Loss)	$(510)	$(1,144)	(17)	424

Administrative			107	114
Interest, net			131	83
Accretion of asset retirement obligation			11	18
Foreign exchange (gain) loss, net			266	(61)
(Gain) loss on divestitures			1	3

			516	157

Net Earnings (Loss) Before Income Tax			(533)	267
Income tax expense (recovery)			(28)	56

Net Earnings (Loss) from Continuing Operations			$(505)	$211

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the three months ended June 30)
Product and Divisional Information

	Canada Segment
	Canadian Division		Canada — Other		Total
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$724	$907	$—	$1,163	$724	$2,070
Expenses
Production and mineral taxes	4	6	—	11	4	17
Transportation and selling	48	38	—	158	48	196
Operating	129	133	—	158	129	291
Purchased product	—	—	—	(18)	—	(18)

Operating Cash Flow	$543	$730	$—	$854	$543	$1,584

	Canadian Division *
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$627	$823	$79	$74	$18	$10	$724	$907
Expenses
Production and mineral taxes	3	5	1	1	—	—	4	6
Transportation and selling	47	37	1	1	—	—	48	38
Operating	123	124	2	6	4	3	129	133

Operating Cash Flow	$454	$657	$75	$66	$14	$7	$543	$730

	USA Division
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$983	$1,044	$65	$50	$30	$32	$1,078	$1,126
Expenses
Production and mineral taxes	42	11	6	4	—	—	48	15
Transportation and selling	166	125	—	—	—	—	166	125
Operating	106	77	—	—	15	22	121	99

Operating Cash Flow	$669	$831	$59	$46	$15	$10	$743	$887

	Canada — Other **
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$475	$—	$618	$—	$70	$—	$1,163
Expenses
Production and mineral taxes	—	5	—	6	—	—	—	11
Transportation and selling	—	10	—	143	—	5	—	158
Operating	—	51	—	93	—	14	—	158
Purchased product	—	—	—	—	—	(18)	—	(18)

Operating Cash Flow	$—	$409	$—	$376	$—	$69	$—	$854

*	Formerly known as the Canadian Foothills Division.

**	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil - Canada.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the six months ended June 30)
Segment and Geographic Information

	Canada		USA		Market Optimization
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$1,444	$3,953	$2,286	$2,300	$398	$858
Expenses
Production and mineral taxes	5	32	116	61	—	—
Transportation and selling	93	366	332	248	—	—
Operating	268	577	230	214	14	15
Purchased product	—	(31)	—	—	371	829

	1,078	3,009	1,608	1,777	13	14
Depreciation, depletion and amortization	600	1,007	976	795	6	9

Segment Income (Loss)	$478	$2,002	$632	$982	$7	$5

	Corporate & Other		Consolidated
	2010	2009	2010	2009

Revenues, Net of Royalties	$886	$(980)	$5,014	$6,131
Expenses
Production and mineral taxes	—	—	121	93
Transportation and selling	—	—	425	614
Operating	(6)	29	506	835
Purchased product	—	—	371	798

	892	(1,009)	3,591	3,791
Depreciation, depletion and amortization	32	55	1,614	1,866

Segment Income (Loss)	$860	$(1,064)	1,977	1,925

Administrative			189	193
Interest, net			261	141
Accretion of asset retirement obligation			23	35
Foreign exchange (gain) loss, net			122	(3)
(Gain) loss on divestitures			—	2

			595	368

Net Earnings Before Income Tax			1,382	1,557
Income tax expense			410	355

Net Earnings from Continuing Operations			$972	$1,202

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the six months ended June 30)
Product and Divisional Information

	Canada Segment
	Canadian Division		Canada — Other		Total
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$1,444	$1,822	$—	$2,131	$1,444	$3,953
Expenses
Production and mineral taxes	5	11	—	21	5	32
Transportation and selling	93	75	—	291	93	366
Operating	268	263	—	314	268	577
Purchased product	—	—	—	(31)	—	(31)

Operating Cash Flow	$1,078	$1,473	$—	$1,536	$1,078	$3,009

	Canadian Division *
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$1,256	$1,671	$160	$131	$28	$20	$1,444	$1,822
Expenses
Production and mineral taxes	4	9	1	2	—	—	5	11
Transportation and selling	92	71	1	4	—	—	93	75
Operating	253	244	8	12	7	7	268	263

Operating Cash Flow	$907	$1,347	$150	$113	$21	$13	$1,078	$1,473

	USA Division
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$2,095	$2,162	$126	$79	$65	$59	$2,286	$2,300
Expenses
Production and mineral taxes	104	54	12	7	—	—	116	61
Transportation and selling	332	248	—	—	—	—	332	248
Operating	190	159	—	—	40	55	230	214

Operating Cash Flow	$1,469	$1,701	$114	$72	$25	$4	$1,608	$1,777

	Canada — Other **
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$996	$—	$1,033	$—	$102	$—	$2,131
Expenses
Production and mineral taxes	—	8	—	13	—	—	—	21
Transportation and selling	—	21	—	260	—	10	—	291
Operating	—	102	—	184	—	28	—	314
Purchased product	—	—	—	—	—	(31)	—	(31)

Operating Cash Flow	$—	$865	$—	$576	$—	$95	$—	$1,536

*	Formerly known as the Canadian Foothills Division.

**	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil — Canada.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Capital
Canadian Division	$490	$325	$1,033	$862
Canada — Other	—	190	—	508

Canada	490	515	1,033	1,370
USA	596	374	1,068	948
Market Optimization	1	—	1	(3)
Corporate & Other	12	14	17	33

	1,099	903	2,119	2,348

Acquisition Capital
Canada	46	2	59	75
USA	78	8	93	14

	124	10	152	89

Total	$1,223	$913	$2,271	$2,437

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	June 30,	December 31,	June 30,	December 31,
	2010	2009	2010	2009

Canada	$11,542	$11,162	$13,102	$12,748
USA	13,750	13,929	15,124	14,962
Market Optimization	118	124	168	303
Corporate & Other	1,100	958	4,293	5,814

Total	$26,510	$26,173	$32,687	$33,827

In January 2008, Encana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at June 30, 2010, Canada Property, Plant, and Equipment and Total Assets includes Encana’s accrual to date of $495 million ($427 million at December 31, 2009) related to this offshore facility as an asset under construction.
In February 2007, Encana announced that it had entered into a 25 year lease agreement with a third party developer for The Bow office project. As at June 30, 2010, Corporate and Other Property, Plant and Equipment and Total Assets includes Encana’s accrual to date of $797 million ($649 million at December 31, 2009) related to this office project as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Discontinued Operations
As a result of the Split Transaction on November 30, 2009, Encana transferred its Downstream Refining operations to Cenovus. These operations have been accounted for as discontinued operations.
Consolidated Statement of Earnings
The following table presents the effect of discontinued operations in the Consolidated Statement of Earnings:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$1,313	$—	$2,239

Expenses
Operating	—	112	—	230
Purchased product	—	1,047	—	1,796
Depreciation, depletion and amortization	—	46	—	97
Administrative	—	6	—	12
Interest, net	—	46	—	92
Accretion of asset retirement obligation	—	1	—	1
Foreign exchange (gain) loss, net	—	1	—	1
(Gain) loss on divestitures	—	—	—	—

	—	1,259	—	2,229

Net Earnings (Loss) Before Income Tax	—	54	—	10
Income tax expense	—	26	—	11

Net Earnings (Loss) From Discontinued Operations	$—	$28	$—	$(1)

Net Earnings (Loss) From Discontinued Operations per Common Share
Basic	$—	$0.04	$—	$—
Diluted	$—	$0.04	$—	$—
5. Acquisitions and Divestitures
Acquisitions

On May 5, 2009, the Company acquired the common shares of Kerogen Resources Canada, ULC for net cash consideration of $24 million. The acquisition included $37 million of property, plant and equipment and the assumption of $6 million of current liabilities and $7 million of future income taxes. The operations are included in the Canadian Division.
Divestitures

Total year-to-date proceeds received on the sale of assets were $354 million (2009 — $53 million). The significant items are described below:
Canada and USA

In 2010, the Company completed the divestiture of non-core oil and natural gas assets for proceeds of $29 million (2009 — $44 million) in the Canadian Division and $325 million (2009 — $4 million) in the USA Division.
6. Interest, Net

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Interest Expense — Long-Term Debt	$122	$123	$242	$241
Interest Expense — Other	11	4	23	(3)
Interest Income *	(2)	(44)	(4)	(97)

	$131	$83	$261	$141

*	In 2009, Interest Income is primarily due to the Partnership Contribution Receivable which was transferred to Cenovus under the Split Transaction on November 30, 2009.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$245	$(439)	$74	$(289)
Translation of U.S. dollar partnership contribution receivable issued from Canada *	—	247	—	160
Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	21	131	48	126
	$266	$(61)	$122	$(3)

*	The Partnership Contribution Receivable was transferred to Cenovus under the Split Transaction on November 30, 2009.
8. Income Taxes
The provision (recovery) for income taxes is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Current
Canada	$(112)	$268	$(102)	$440
United States	6	53	7	121
Other Countries	2	7	3	6
Total Current Tax	(104)	328	(92)	567

Future	76	(272)	502	(212)
	$(28)	$56	$410	$355
9. Long-Term Debt

	As at	As at
	June 30,	December 31,
	2010	2009

Canadian Dollar Denominated Debt
Unsecured notes	$1,179	$1,194

U.S. Dollar Denominated Debt
Unsecured notes	6,600	6,600

Increase in Value of Debt Acquired	49	52
Debt Discounts and Financing Costs	(75)	(78)
Current Portion of Long-Term Debt	(200)	(200)
	$7,553	$7,568

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. Asset Retirement Obligation
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets:

	As at	As at
	June 30,	December 31,
	2010	2009

Asset Retirement Obligation, Beginning of Year	$787	$1,230
Liabilities Incurred	19	21
Liabilities Settled	(10)	(52)
Liabilities Divested	(45)	(26)
Liabilities Transferred to Cenovus	—	(692)
Change in Estimated Future Cash Outflows	1	74
Accretion Expense	23	71
Foreign Currency Translation	(7)	161

Asset Retirement Obligation, End of Period	$768	$787

11. Capital Structure
The Company’s capital structure consists of Shareholders’ Equity plus Debt, defined as Long-term Debt including the current portion. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth, as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). These metrics are measures of the Company’s overall financial strength and are used to steward the Company’s overall debt position.
Encana targets a Debt to Capitalization ratio of less than 40 percent. At June 30, 2010, Encana’s Debt to Capitalization ratio was 32 percent (December 31, 2009 — 32 percent) calculated as follows:

	As at
	June 30,	December 31,
	2010	2009

Debt	$7,753	$7,768
Shareholders’ Equity	16,780	16,614

Capitalization	$24,533	$24,382

Debt to Capitalization Ratio	32%	32%

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. Capital Structure (continued)
Encana targets a Debt to Adjusted EBITDA of less than 2.0 times. At June 30, 2010, Debt to Adjusted EBITDA was 1.3x (December 31, 2009 — 1.3x) calculated on a trailing 12-month basis as follows:

	As at
	June 30,	December 31,
	2010	2009

Debt	$7,753	$7,768

Net Earnings from Continuing Operations	$1,600	$1,830
Add (deduct):
Interest, net	525	405
Income tax expense	164	109
Depreciation, depletion and amortization	3,452	3,704
Accretion of asset retirement obligation	59	71
Foreign exchange (gain) loss, net	103	(22)
(Gain) loss on divestitures	—	2

Adjusted EBITDA	$5,903	$6,099

Debt to Adjusted EBITDA	1.3x	1.3x

Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.
12. Share Capital

	June 30, 2010		December 31, 2009
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	751.3	$2,360	750.4	$4,557
Common Shares Issued under Option Plans	0.3	5	0.4	5
Common Shares Issued from PSU Trust	—	—	0.5	19
Stock-Based Compensation	—	2	—	1
Common Shares Purchased	(15.4)	(48)	—	—
Common Shares Cancelled	—	—	(751.3)	(4,582)
New Encana Common Shares Issued	—	—	751.3	2,360
Encana Special Shares Issued	—	—	751.3	2,222
Encana Special Shares Cancelled	—	—	(751.3)	(2,222)

Common Shares Outstanding, End of Period	736.2	$2,319	751.3	$2,360

Normal Course Issuer Bid
Encana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under eight consecutive Normal Course Issuer Bids (“NCIB”). Encana is entitled to purchase, for cancellation, up to 37.5 million Common Shares under the renewed NCIB which commenced on December 14, 2009 and terminates on December 13, 2010. To June 30, 2010, the Company purchased 15.4 million Common Shares for total consideration of approximately $499 million. Of the amount paid, $6 million was charged to Paid in surplus, $48 million was charged to Share capital and $445 million was charged to Retained earnings. During 2009, there were no purchases under the current or prior NCIB.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. Share Capital (continued)
Stock Options
Encana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
As at June 30, 2010, Encana had 20,520 stock options (2009 — 351,740) outstanding and exercisable with a weighted average exercise price of C$7.54 per stock option (2009 — C$11.79). The weighted average remaining contractual life of the stock options is 0.2 years. These stock options do not have Tandem Share Appreciation Rights (“TSARs”) attached.
Encana Share Units Held by Cenovus Employees
As part of the Split Transaction on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Additional information is contained in Note 17 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2009.
Refer to Note 13 for information regarding share units held by Encana employees.
With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Note 14). There is no material impact on Encana’s net earnings for these share units held by Cenovus employees. No further Encana share units will be granted to Cenovus employees.
As Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana Common Shares, the following table is provided as at June 30, 2010:

	Number of	Weighted
	Encana	Average
	Share Units	Exercise
Canadian Dollar Denominated (C$)	(millions)	Price

Encana TSARs held by Cenovus Employees
Outstanding, June 30, 2010	7.1	30.41
Exercisable, June 30, 2010	4.9	29.65

Encana Performance TSARs held by Cenovus Employees
Outstanding, June 30, 2010	7.3	31.62
Exercisable, June 30, 2010	3.7	31.77
Per Share Amounts
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(millions)	2010	2009	2010	2009

Weighted Average Common Shares Outstanding — Basic	737.6	751.0	743.1	750.8
Effect of Dilutive Securities	—	0.4	0.1	0.6

Weighted Average Common Shares Outstanding — Diluted	737.6	751.4	743.2	751.4

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans
The following tables outline certain information related to Encana’s compensation plans at June 30, 2010.
As part of the Split Transaction on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Share units include TSARs, Performance TSARs, Share Appreciation Rights (“SARs”) and Performance SARs. Additional information is contained in Note 19 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2009.
Refer to Note 12 for information regarding new Encana share units held by Cenovus employees.
A) Tandem Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus TSARs held by Encana employees at June 30, 2010:

	Encana TSARs		Cenovus TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	12,473,214	28.85	12,482,694	26.08
Granted	4,243,060	32.90	—	—
Exercised — SARs	(1,859,555)	23.24	(1,820,079)	20.79
Exercised — Options	(94,434)	20.73	(101,591)	19.17
Forfeited	(164,278)	32.82	(182,431)	29.40

Outstanding, End of Period	14,598,007	30.75	10,378,593	27.01

Exercisable, End of Period	7,847,957	29.11	7,881,964	26.33

For the period ended June 30, 2010, Encana recorded a reduction of compensation costs of $11 million related to the Encana TSARs and no compensation costs related to the Cenovus TSARs (2009 — compensation costs of $32 million related to the outstanding TSARs prior to the November 30, 2009 Split Transaction).
B) Performance Tandem Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus Performance TSARs held by Encana employees at June 30, 2010:

	Encana Performance TSARs		Cenovus Performance TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	10,461,901	31.42	10,462,643	28.42
Exercised — SARs	(212,155)	29.37	(214,794)	26.53
Exercised — Options	(171)	29.04	(171)	26.27
Forfeited	(965,503)	31.41	(975,648)	28.39

Outstanding, End of Period	9,284,072	31.46	9,272,030	28.46

Exercisable, End of Period	5,069,831	31.43	5,056,893	28.44

For the period ended June 30, 2010, Encana recorded a reduction of compensation costs of $3 million related to the Encana Performance TSARs and compensation costs of $2 million related to the Cenovus Performance TSARs (2009 — compensation costs of $14 million related to the outstanding Performance TSARs prior to the November 30, 2009 Split Transaction).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans (continued)
C) Share Appreciation Rights
Beginning in January 2010, U.S. dollar denominated SARs were granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs.
The following table summarizes information related to the Encana and Cenovus SARs held by Encana employees at June 30, 2010:

	Encana SARs		Cenovus SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	2,343,485	33.75	2,323,960	30.55
Exercised	(23,146)	29.02	(22,214)	26.25
Forfeited	(46,906)	32.45	(46,830)	29.36

Outstanding, End of Period	2,273,433	33.82	2,254,916	30.62

Exercisable, End of Period	926,683	35.15	927,691	31.78

	Encana SARs
		Weighted
		Average
		Exercise
U.S. Dollar Denominated (US$)	Outstanding	Price

Outstanding, Beginning of Year	—	—
Granted	4,282,840	30.99

Outstanding, End of Period	4,282,840	30.99

Exercisable, End of Period	—	—

For the period ended June 30, 2010, Encana recorded no compensation costs related to the Encana SARs and no compensation costs related to the Cenovus SARs (2009 — compensation costs of $1 million related to the outstanding SARs prior to the November 30, 2009 Split Transaction).
D) Performance Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus Performance SARs held by Encana employees at June 30, 2010:

	Encana Performance SARs		Cenovus Performance SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	3,471,998	32.00	3,471,998	28.94
Exercised	(34,286)	29.04	(31,876)	26.27
Forfeited	(301,702)	32.21	(301,644)	29.14

Outstanding, End of Period	3,136,010	32.01	3,138,478	28.95

Exercisable, End of Period	1,105,088	33.39	1,107,618	30.19

For the period ended June 30, 2010, Encana recorded no compensation costs related to the Encana Performance SARs and no compensation costs related to the Cenovus Performance SARs (2009 - compensation costs of $1 million related to the outstanding Performance SARs prior to the November 30, 2009 Split Transaction).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans (continued)
E) Performance Share Units (“PSUs”)
In February 2010, PSUs were granted to eligible employees which entitle the employee to receive, upon vesting, a cash payment equal to the value of one Common Share of Encana for each PSU held, depending upon the terms of the amended PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.
The ultimate value of the PSUs will depend upon Encana’s performance measured over the three year period. Each year, Encana’s performance will be assessed by the Board of Directors (the “Board”) to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded. The respective proportion of the original PSU grant for each year will be valued, based on an average share price, and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.
The following table summarizes information related to the PSUs at June 30, 2010:

Outstanding
Canadian Dollar Denominated	PSUs

Outstanding, Beginning of Year	—
Granted	880,735
Units, in Lieu of Dividends	11,229
Forfeited	(14,481)

Outstanding, End of Period	877,483

Outstanding
U.S. Dollar Denominated	PSUs

Outstanding, Beginning of Year	—
Granted	810,910
Units, in Lieu of Dividends	10,460
Forfeited	(20,376)

Outstanding, End of Period	800,994

For the period ended June 30, 2010, Encana recorded compensation costs of $8 million related to the outstanding PSUs (2009 — nil).
F) Deferred Share Units (“DSUs”)
The following table summarizes information related to the DSUs at June 30, 2010:

Outstanding
Canadian Dollar Denominated	DSUs

Outstanding, Beginning of Year	672,147
Granted	102,091
Converted from HPR awards	21,732
Units, in Lieu of Dividends	10,110

Outstanding, End of Period	806,080

For the period ended June 30, 2010, Encana recorded compensation costs of $2 million related to the outstanding DSUs (2009 — $5 million).
G) Pensions
Encana’s net benefit plan expense for the six months ended June 30, 2010 was $30 million (2009 — $38 million) and for the three months ended June 30, 2010 was $15 million (2009 — $19 million). Encana’s contribution to the defined benefit pension plans for the six months ended June 30, 2010 was $6 million (2009 — $3 million).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management
Encana’s financial assets and liabilities include cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with new share units issued as part of the November 30, 2009 Split Transaction as discussed in Notes 12 and 13.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
The fair value of investments and other assets approximate their carrying amount due to the nature of the instruments held.
Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair value of financial assets and liabilities were as follows:

	As at		As at
	June 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$1,481	$1,481	$4,275	$4,275
Accounts receivable and accrued revenues (1)	68	68	75	75
Risk management assets (2)	1,194	1,194	360	360
Investments and other assets	218	218	—	—
Loans and Receivables:
Accounts receivable and accrued revenues	1,089	1,089	1,105	1,105
Financial Liabilities
Held-for-Trading:
Accounts payable and accrued liabilities (3, 4)	$136	$136	$155	$155
Risk management liabilities (2)	112	112	168	168
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,865	1,865	1,988	1,988
Long-term debt (2)	7,753	8,667	7,768	8,527

(1)	Represents amounts due from Cenovus for Encana share units held by Cenovus employees (See Note 12).

(2)	Including current portion.

(3)	Includes amounts due to Cenovus employees for Encana share units held (See Note 12).

(4)	Includes amounts due to Cenovus for Cenovus share units held by Encana employees (See Notes 12 and 13).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	June 30,	December 31,
	2010	2009

Risk Management
Current asset	$725	$328
Long-term asset	469	32

	1,194	360

Risk Management
Current liability	96	126
Long-term liability	16	42

	112	168

Net Risk Management Asset	$1,082	$192

Summary of Unrealized Risk Management Positions

	As at June 30, 2010			As at December 31, 2009
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$1,192	$105	$1,087	$298	$88	$210
Crude oil	2	2	—	62	72	(10)
Power	—	5	(5)	—	8	(8)

Total Fair Value	$1,194	$112	$1,082	$360	$168	$192

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions
The total net fair value of Encana’s unrealized risk management positions is $1,082 million as at June 30, 2010 ($192 million as at December 31, 2009) and has been calculated using both quoted prices in active markets and observable market-corroborated data.
Net Fair Value of Commodity Price Positions at June 30, 2010

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,863 MMcf/d	2010	6.05 US$/Mcf	$438
NYMEX Fixed Price	1,158 MMcf/d	2011	6.33 US$/Mcf	411
NYMEX Fixed Price	1,040 MMcf/d	2012	6.46 US$/Mcf	293
Basis Contracts *
Canada		2010		(1)
United States		2010		(4)
Canada and United States		2011-2013		(49)

				1,088
Other Financial Positions **				(1)

Natural Gas Fair Value Position				$1,087

*
Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Net Fair Value of Commodity Price Positions at June 30, 2010 (continued)

	Notional Volumes	Term	Average Price	Fair Value
Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	5,400 bbls/d	2010	76.99 US$/bbl	$—

Crude Oil Fair Value Position				$—

Fair Value
Power Purchase Contracts
Power Fair Value Position	$(5)
Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Realized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenues, Net of Royalties	$389	$1,345	$577	$2,414
Operating Expenses and Other	1	(5)	(1)	(29)

Gain (Loss) on Risk Management	$390	$1,340	$576	$2,385

	Unrealized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenues, Net of Royalties	$(518)	$(1,114)	$849	$(981)
Operating Expenses and Other	7	(4)	3	(26)

Gain (Loss) on Risk Management	$(511)	$(1,118)	$852	$(1,007)

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30, 2010

	2010		2009
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$192
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	1,428	$1,428	$1,378
Settlement of Contracts Transferred to Cenovus	38	—	—
Fair Value of Contracts Realized During the Period	(576)	(576)	(2,385)

Fair Value of Contracts, End of Period	$1,082	$852	$(1,007)

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at June 30, 2010 as follows:

	10% Price	10% Price
	Increase	Decrease

Natural gas price	$(612)	$612
Crude oil price	(8)	8
Power price	6	(6)

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.
Crude Oil — The Company has partially mitigated its commodity price risk on crude oil with swaps which fix WTI NYMEX prices.
Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.
Credit Risk
Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. At June 30, 2010, cash equivalents include high-grade, short-term securities, placed primarily with Governments and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at June 30, 2010, approximately 96 percent (93 percent at December 31, 2009) of Encana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
At June 30, 2010, Encana had four counterparties (2009 — three counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues and risk management assets is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 11, Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at June 30, 2010, Encana had available unused committed bank credit facilities in the amount of $4.8 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, in the amount of $5.9 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Encana maintains investment grade ratings on its senior unsecured debt. As at June 30, 2010, Standard & Poor’s Ratings Services has assigned a rating of “BBB+” , Moody’s Investors Service has assigned a rating of “Baa2”, and DBRS Limited has assigned a rating of “A (low)”. Each ratings service has assigned a “Stable” outlook. These credit ratings have remained unchanged since December 31, 2009.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,001	$—	$—	$—	$2,001
Risk Management Liabilities	96	16	—	—	112
Long-Term Debt *	676	1,841	2,240	9,757	14,514

*	Principal and interest, including current portion.
Encana’s total long-term debt obligations were $14.5 billion at June 30, 2010. Further information on Long-Term Debt is contained in Note 9.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. Encana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt. At June 30, 2010, Encana had $5.6 billion in U.S. dollar debt issued from Canada ($5.6 billion at December 31, 2009) subject to foreign exchange exposure.
Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on U.S. dollar cash and short-term investments held in Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and, in the prior year, foreign exchange gains and losses on the translation of the U.S. dollar partnership contribution receivable issued from Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $44 million change in foreign exchange (gain) loss at June 30, 2010 (2009 — $15 million).
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. Typically, the Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
At June 30, 2010, the Company had no floating rate debt. Therefore, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt was nil (2009 — $7 million).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. Contingencies
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
16. Reclassification
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2010.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)